[ING Letterhead]
June 10, 2009
By EDGAR, “CORRESP” Designation
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Subject
ING Groep N.V. Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2008 (File No. 001-14642)
Dear Mr. Rosenberg,
     We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated June 4, 2009, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2008. We will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments on or about July 15, 2009.
     On behalf of ING Groep N.V., I would like to thank you and your colleagues in advance for your understanding for this extension, and please do not hesitate to call Hans van Barneveld (General Manager Group Finance & Control) at (011) 31-20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 if you have any questions regarding the above.
Very truly yours,

ING Groep N.V.

/s/ Jan-Willem Vink	/s/ Pim Brouwer

Jan-Willem Vink	Pim Brouwer
General Counsel	Assistant General Counsel

cc:	James Peklenk Lisa Vanjoske (Securities and Exchange Commission) William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP) Hans van Barneveld (ING Groep N.V.)